Logiq, Inc.

85 Broad Street, 16-079

New York, NY 10004

July 25, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Logiq, Inc.
Registration Statement on Form S-1 Filed July 18, 2022
File No. 333-266195

Ladies and Gentlemen:

Reference is made to that Registration Statement on Form S-1 (File No. 333-266195) filed by Logiq, Inc. (the “Company”) with the Securities and Exchange Commission on July 18, 2022 (the “Registration Statement”). Pursuant to Rule 473(a) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment language, prescribed by Rule 473(a) of the Act, is hereby incorporated into the cover page of the Registration Statement:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The Company requests that the Staff contact Christopher L. Tinen of Procopio, Cory, Hargreaves & Savitch LLP by telephone at (858) 720-6320 with any questions or comments.

Sincerely,

LOGIQ, INC.

/s/ Brent Y. Suen
Brent Y. Suen
Chief Executive Officer and Executive Chairman